September 8, 2017

Mr. John Dana Brown

Attorney Advisor, Office of Transportation and Leisure

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	Teekay Tankers Ltd.
Registration Statement on Form F-4
Filed July 14, 2017
File No. 333-219297

Dear Mr. Brown:

We have reviewed your letter to us of August 10, 2017 setting forth staff comments on the Registration Statement on Form F-4 filed by Teekay Tankers Ltd. (“Teekay Tankers,” the “Company,” “we” or “us”) on July 14, 2017 (as amended, the “Registration Statement”). This letter responds to the comments in your letter.

For your convenience, the responses have been keyed to the comments. Page numbers in the responses refer to Amendment No. 1 to the Registration Statement.

General

1.    Please consider adding a diagram or a chart to help illustrate the narrative description of the parties and the transaction. This chart, or a separate chart, should also illustrate the service providers and company chartering your vessels in such a way that it clarifies the various affiliations that exist.

Response to Comment No. 1:

In response to this comment, diagrams have been added on pages 13 and 14 of the Registration Statement.

Cover Page

2.    Please include in your letter to shareholders the amount of securities being issued. Please also disclose your share price, the implied value of the share consideration and the total merger consideration as of the date immediately before the merger was announced, as well as for a recent date. Refer to Item 1 of Form F-4 and Item 501(b) of Regulation S-K.

Response to Comment No. 2:

In response to this comment, the above-referenced disclosure has been revised in the letter to shareholders in the Registration Statement.

Questions and Answers about the Special Meetings and Related Matters, page 1

3.    Please include a Question and Answer that discloses the percentage of the company that will be owned by each party’s existing shareholders after the acquisition is complete.

Response to Comment No. 3:

In response to this comment, the above-referenced disclosure has been revised on page 2 of the Registration Statement.

Summary, page 12

4.    Briefly disclose in the summary the amendments being made to the Articles of Incorporation pursuant to the Charter Amendment and the reasons for these amendments.

Response to Comment No. 4:

In response to this comment, the above-referenced disclosure has been revised on page 15 of the Registration Statement.

Teekay Tankers and TIL will incur significant transaction costs, page 28

5.    Please disclose here the estimated amount of transaction costs the companies expect to incur in connection with the merger.

Response to Comment No. 5:

In response to this comment, the above-referenced disclosure has been revised on page 30 of the Registration Statement.

Background of the Merger, page 75

6.    We note that on September 27, 2016, Evercore presented to the TIL Board its view on various strategic alternatives. Please expand your disclosure to briefly discuss the views presented in regards to each of these various alternatives.

Response to Comment No. 6:

In response to this comment, the above-referenced disclosure has been revised on page 77 of the Registration Statement.

As referenced in the revised disclosure, on September 27, 2016, Evercore discussed with the TIL Board certain considerations relating to the referenced strategic alternatives, including the potential benefits and risks of each alternative with respect to market conditions, access to the capital markets, shareholder liquidity, capital requirements and share price. Such considerations were presented to the TIL Board for use by the TIL Board in evaluating its strategic alternatives. However, Evercore did not make any recommendation to the TIL Board in respect of any such considerations.

7.    Please clarify whether any persons responsible for negotiating the agreements on behalf of each party are accepting any position or remuneration from any party in connection with this transaction, including payments for managing the company following the acquisition. If a negotiator is accepting a position with the company, including as a director, please revise to address whether this was a negotiated item, who negotiated it, and discuss how terms were set.

Response to Comment No. 7:

In response to this comment, further disclosure has been added on page 85 of the Registration Statement.

8.    Please discuss what alternatives Teekay Tankers considered as alternatives to acquiring TIL and the reasons for their rejection.

Response to Comment No. 8:

In response to this comment, the above-referenced disclosure has been revised on pages 85-86 of the Registration Statement.

9.    Please provide more background information on how the exchange ratio was determined, and include any consideration that was given during the negotiations to the net asset values and historical trading prices of each companies’ shares, consistent with your disclosure on page 2. Please further explain if and how the net asset values and historical trading prices were a positive factor supporting the merger. Please also expand your disclosure regarding Teekay Tankers’ first proposal on March 24, 2017 to describe the mechanism to calculate the exchange ratio.

Response to Comment No. 9:

In response to this comment, the above-referenced disclosure has been revised on pages 80 and 82 of the Registration Statement.

Opinion of the Financial Advisor to the TIL Special Committee, Evercore Group L.L.C., page 88

10.    We note the disclosure in the ninth bullet point on page 89 that Evercore “reviewed certain third-party charter free vessel appraisals of TIL and Teekay Tankers”. Please provide the results of these appraisals and the disclosure required pursuant to Item 4(b) of Form F-4 and file the third-party consents. Alternatively, please tell us why you do not believe this is necessary.

Response to Comment No. 10:

In response to this comment, the above-referenced disclosure has been revised on pages 94-96 of the Registration Statement. Additionally, the appraisal reports and consents of Clarkson Valuations Limited, Braemar ACM Valuations Limited and Fearnleys AS have been filed as appendices and exhibits, respectively, to the Registration Statement.

Opinion of Swedbank Norge, page 100

11.    We note the disclosure in the fifth bullet point on page 101 that Swedbank “reviewed independent broker valuations provided by Teekay Tankers”. Please disclose the valuations shared with the financial advisor or tell us why you believe these are not necessary.

Response to Comment No. 11:

In response to this comment, the above-referenced disclosure has been revised on pages 109-110 of the Registration Statement. Also see the Response to Comment No. 10, above.

Unaudited Financial Projections of TIL and Teekay Tankers, page 107

12.    Please remove the limitations on page 108 regarding investor reliance on the financial projections since it appears that these projections were relied upon by the parties and financial advisors. For example we note the statements “you are cautioned not to rely on the Financial Projections” and that their inclusion “should not be regarded as an indication such projections are material information.”

Response to Comment No. 12:

In response to this comment, the above-referenced disclosure has been revised on page 113 of the Registration Statement.

Selected Peer Group Trading Analyses, page 91

13.    We note that Evercore selected the peer group companies based on its professional experience and because they were public companies with operations that it considered similar to the operations of one or more of the business lines of TIL and Teekay Tankers. Please disclose any other criteria that were used as part of Evercore’s professional experience to determine the selected peer group companies. For example, discuss whether any consideration was given to how the companies compared in size and value with Teekay Tankers and TIL. Please also tell us whether there were companies similar to the selected one which were not used and why they were not used.

Response to Comment No. 13:

In response to this comment, the above-referenced disclosure has been revised on page 93 of the Registration Statement.

In further response to this comment, the Company has been advised by Evercore that Evercore had not identified additional companies similar to the selected ones which were not used.

Material United States Federal Income Tax Consequences of the Merger, page 120

14.    We note the parties intend for the merger to be treated as tax-free reorganization under section 368(a) of the Internal Revenue Code and that the merger agreement constitute a “plan of reorganization” within the meaning of Section 368(a). Item 601(b)(8) of Regulation S-K requires that a tax opinion be filed as an exhibit to a registration statement when the tax consequences are material to the shareholders and a representation as to tax consequences is set forth in the prospectus. Generally, mergers represented as tax-free involve material tax consequences. For guidance on the foregoing, please refer to Staff Legal Bulletin No. 19, Sections III.A, III.B and III.C. Please file a tax opinion pursuant to Item 601(b)(8) or explain why you believe one is not required under the circumstances. If you are intending to file a short form tax opinion, please revise to delete your characterization of the tax consequences to U.S. holders as a “discussion” throughout and clarify that this is the opinion.

Response to Comment No. 14:

Item 601(b)(8) of Regulation S-K requires opinions on tax matters to be filed with a registration statement where “the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.” Section III.A of Staff Legal Bulletin No. 19 provides examples of transactions generally involving material tax consequences, including “mergers or exchange transactions where the registrant represents that the transaction is tax-free.”

The Company believes that neither of the requirements for a tax opinion set forth in Regulation S-K is satisfied here. First, the tax consequences of the merger are uncertain, principally due to uncertainty as to whether TIL is or has been a passive foreign investment company (or PFIC). Accordingly, the Registration Statement is not intended to contain any representations with respect to the U.S. federal income tax treatment of the merger, and the discussion of the material U.S. federal income tax consequences of the merger does not provide for any representations regarding the tax consequences of the merger.

Second, the Company believes that whether the merger will be a tax-free reorganization is not material to a holder of TIL common stock.1 A substantial majority of TIL’s common shareholders are not U.S. persons, and the tax consequences to them are the same regardless of

[1]

Note that the possibility of tax-free treatment of a reorganization is not per se material. Staff Legal Bulletin No. 19 provides that “[e]xamples of transactions generally involving material tax consequences include . . . mergers or exchange transactions where the registrant represents that the transaction is tax-free” (emphasis added). The qualification that tax-free transactions are “generally” material confirms that there are situations, such as the present one, where a tax-free transaction is not material.

whether or not the merger is tax-free. Further, TIL’s common stock is currently trading at approximately 40 NOK, near an all-time low, and substantially lower than the historic trading prices of TIL common stock, which were consistently above 60 NOK until mid-2016 and above 40 NOK for all but a very short period at the end of 2016. Therefore, it is likely that most U.S. Holders (as such term is defined in the Registration Statement) are in a loss position with respect to their TIL common stock. Because a U.S. Holder in a loss position with respect to its TIL common stock will recognize a loss only if the merger is not tax-free, tax-free treatment is the more conservative treatment.

Because the consequences of the merger are uncertain, the Registration Statement provides detailed disclosure with respect to the tax consequences to U.S. Holders if the merger is a tax-free transaction and, alternatively, if the merger is a taxable transaction. However, to address the concerns raised in Comment No. 14, the Company has inserted additional language on pages 8, 30 and 127 to make clear that neither Teekay Tankers nor TIL is making any representations as to the tax consequences of the merger and that U.S. Holders should not rely on the treatment of the merger as a tax-free reorganization in casting their votes in respect of the merger.

Exhibits 99.1 and 99.2

15.    Please mark your preliminary proxy cards as a “preliminary copy” in accordance with Rule 14a-6(e)(1) of Regulation 14A.

Response to Comment No. 15:

In response to this comment, exhibits 99.1 and 99.2 to the Registration Statement have been revised.

*  *  *  *  *

If you would like to discuss any of the matters contained in this letter, please feel free to contact me at the Company’s offices, at (441) 298-2530.

Sincerely,

/s/ Kevin Mackay

Kevin Mackay

Chief Executive Officer

cc:	David S. Matheson (Perkins Coie LLP)
Daniel C. Rodgers (Watson Farley & Williams LLP)
Michael J. Swidler (Vinson & Elkins L.L.P.)
John Evangelakos (Sullivan & Cromwell LLP)